Exhibit 99.3

Date: 28 June 2007

Oyu Tolgoi Project Moves Forward

The Mongolian Oyu Tolgoi copper-gold project moved a step closer to finalisation with the Mongolian Government’s announcement that it had completed the draft Investment Agreement on 26 June 2007.

Bret Clayton, chief executive of Rio Tinto’s Copper group said, “We are encouraged by this progress and look forward to working closely with Ivanhoe Mines and the Mongolian Government to bring the project to fruition.”

The Agreement will now be submitted to the Mongolian National Parliament. This is expected to be the final step in the Government’s approval process. Approval will also be needed from the boards of Rio Tinto and Ivanhoe Mines, the Canadian joint venture partner.

The agreement provides for the Mongolian Government to own a 34 per cent stake in the project.

On 19 October 2006, Rio Tinto announced that it had reached agreement to acquire a 19.9 per cent holding in Ivanhoe Mines to jointly develop and operate the Oyu Tolgoi copper-gold project in southern Mongolia. Under this agreement Rio Tinto has the right to increase its holding in Ivanhoe Mines to 40 per cent over the first five years.

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